FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2009

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

FOR IMMEDIATE RELEASE

Compañia de Minas Buenaventura Announces
First Quarter 2009 Results

Lima, Peru, April 29, 2009 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company, announced today its results for the first quarter 2009. All figures have been prepared according to Peruvian GAAP and are stated in U.S. dollars (US$).

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Buenaventura’s Chief Executive Officer stated:

“Net income in the first quarter was US$100.3 million compared to the negative US$63.0 million figure reported in 1Q08, while EBITDA from Buenaventura’s direct operations totaled US$83.4 million, 35% lower than the figure achieved in 1Q08. EBITDA including Yanacocha and Cerro Verde decreased 38% from US$365.4 million in 1Q08 to US$225.2 million in 1Q09. These results are mainly explained by lower metal prices.”

Financial Highlights (in millions of US$, except EPS figures):

	1Q09	1Q08	Var%
Total Revenues	177.0	226.3	-22%
Operating Income	59.0	-312.4
EBITDA (BVN Direct Operations)	83.4	129.0	-35%
EBITDA (inc. Yanacocha and Cerro Verde)	225.2	365.4	-38%
Net Income	100.3	-63.0
EPS*	0.39	-0.25

(*) The number of outstanding shares after the stock split is 254,442,328.

Compañia de Minas Buenaventura S.A.A.
First Quarter 2009 Results

Operating Revenue

During 1Q09, net sales were US$163.1 million, a 23% decrease when compared to the US$212.0 million reported in 1Q08, mainly due to significant decreases in the prices of silver, lead, zinc and copper, as well as higher concentrate inventories available for sale. On the other hand, gold volume sold increased 9%, from 83,978 ounces in 1Q08 to 91,146 ounces in 1Q09 with a stable realized price (US$917 per ounce).

Royalty income during 1Q09 totaled US$13.9 million, a 3% decrease when compared to the US$14.3 million reported in 1Q08 due to lower gold volume sold at Yanacocha.

Operating Highlights	1Q09	1Q08	Var%
Net Sales (in millions of US$)	163.1	212.0	-23%
Average Realized Gold Price Gold (US$/oz)*	917	927	-1%
Average Realized Gold Price (US$/oz) inc. Yanacocha	911	926	-2%
Average Realized Silver Price (US$/oz)*	12.64	17.44	-28%
Average Realized Lead Price (US$/MT)*	1,202	2,883	-58%
Average Realized Zinc Price (US$/MT)*	1,169	2,384	-51%
Average Realized Copper Price (US$/MT)*	3,545	7,865	-55%
(*) Buenaventura’s Direct Operations

Sales Content
	1Q09	1Q08	Var%
Gold (in oz)*	91,146	83,978	9%
Gold (in oz) inc. Yanacocha	296,280	319,284	-7%
Silver (in oz)*	3,831,620	4,325,739	-11%
Lead (in MT)*	7,348	8,082	-9%
Zinc (in MT)*	14,680	19,362	-24%
Copper (in MT)*	1,620	1,592	2%
(*) Buenaventura Direct Operations

Compañia de Minas Buenaventura S.A.A.
First Quarter 2009 Results

Production and Operating Costs

Buenaventura’s equity production1 during 1Q09 was 102,885 ounces of gold, 4% higher than the 98,629 ounces reported in 1Q08; and 3,994,674 ounces of silver, a 2% increase when compared to the 3,922,901 ounces reported in 1Q08.

Equity Production[1]
	1Q09	1Q08	Var%
Gold (oz)	102,885	98,629	4%
Gold (oz) inc. Yanacocha	320,662	317,044	1%
Silver (oz)	3,994,674	3,922,901	2%
Lead ( MT)	5,008	6,027	-17%
Zinc ( MT)	9,825	10,951	-10%
Copper (MT) inc. Cerro Verde	15,477	14,446	7%

At Orcopampa (100%), total gold production in 1Q09 was 72,986 ounces, a 17% increase when compared to the 62,195 ounces reported in 1Q08 (Appendix 2). This production includes 7,762 gold ounces from old tailings treatment. Gold grade at Orcopampa’s conventional operation increased 3% during 1Q09.

Cash operating cost during 1Q09 was US$240/oz, 12% higher when compared to 1Q08 (US$213/oz). This was explained by higher contractor expenses due to a 28% increase in meters drifted, as well as higher consumption of support supplies.

At Poracota, gold production in 1Q09 was 13,097 ounces, 35% higher than the figure reported in 1Q08 (9,697 ounces) due to a 74% increase in the volume of ore treated (60,102 MT in 1Q09 vs. 34,527 MT in 1Q08), which offset the 20% decline in grade (Appendix 2).

Cash operating cost was US$588/oz, 20% higher than the figure reported in 1Q08 (US$492/oz).

Total royalties paid to the government at both Orcopampa and Poracota in 1Q09 were US$0.97 million.

At Uchucchacua (100%), total silver production during 1Q09 was 2,902,470 ounces, similar to 1Q08 production (2,901,154 oz). Zinc production decreased 19% (from 2,987 MT in 1Q08 to 2,431 MT in 1Q09), and lead production decreased 22% (from 3,035 MT in 1Q08 to 2,377 MT in 1Q09). This was due to a shift in the mining plan from a high grade lead/zinc area to a higher grade silver area, but with lower lead and zinc grades.

Cash operating cost in 1Q09 was US$7.74/oz, a 104% increase compared to the $3.79/oz in 1Q08. This was best explained by the lower lead and zinc by-product contribution (from US$5.6/oz in 1Q08 to US$2.0/oz in 1Q09), due to the important decrease in the realized prices of lead and zinc, as well as lower production of both metals as explained above.

Total royalties paid to the government at Uchucchacua in 1Q09 were US$0.44 million.

At Antapite (100%), total production in 1Q09 was 7,209 ounces of gold, a decrease of 51% compared to 1Q08 (14,861 ounces), mainly due to a 34% decrease in the volume of ore treated, a 26% decrease in gold grade from 0.293 Oz/ST to 0.218 Oz/ST and a lower recovery rate (from 95.1% in 1Q08 to 94.0% in 1Q09).

1 Production includes 100% of operating units, 100% of CEDIMIN and 45.97% of El Brocal.

Compañia de Minas Buenaventura S.A.A.
First Quarter 2009 Results

Gold cash operating cost in 1Q09 was US$709/oz, a 56% increase when compared to the US$454/oz in 1Q08. This increase was due to the decrease in recovered gold ounces.

Total royalties paid to the government at Antapite in 1Q09 were US$0.08 million.

At Colquijirca (El Brocal 45.97%), total zinc production was 15,220 MT in 1Q09, a 28% decrease when compared to the 21,004 MT reported in 1Q08. Total silver production during 1Q09 was 1,008,701 ounces, a 17% decrease when compared to the 1,216,328 ounces reported in 1Q08.

At Marcapunta, copper production for 1Q09 was 1,955 MT.

Zinc cash operating cost decreased 7% in 1Q09 (US$484 per MT) compared to US$518 per MT in 1Q08, mainly due to a decrease in treatment charges and lower escalator effects in the zinc concentrate due to lower zinc prices.

Total royalties paid to the government at Colquijirca in 1Q09 were US$0.18 million.

Operating Expenses

General and administrative expenses for 1Q09 were US$16.7 million, 39% lower than the figure reported in 1Q08 (US$27.5 million) due to lower long-term compensation and doubtful account provisions reported in 1Q08 (US$5.4 million).

Exploration Costs in non-operational mining sites

Exploration costs at non-operational mining sites during 1Q09 were US$7.2 million, a 36% decrease compared to the US$11.4 million reported in 1Q08. The main efforts were focused at the Mallay (US$1.4 million), Marcapunta (US$0.8 million), Chucapaca (US$0.5 million) and La Zanja (US$1.0 million) projects.

Operating Income

Operating income in 1Q09 was US$59.0 million compared to the negative US$312.4 million reported in 1Q08. Without considering the effect of the net loss on the fixed price component of gold commercial contracts (US$415.1 million) reported in 1Q08, operating income would have decreased 43%. This result was mainly explained by lower sales due to a decrease in silver and base metal prices, as well as volume sold despite gold’s performance.

Share in Affiliated Companies

During 1Q09, Buenaventura’s income from non-consolidated affiliates was US$79.9 million, a 45% decrease when compared to the US$145.7 million reported in 1Q08. This decrease was explained by a lower contribution from Cerro Verde (US$20.1 million in 1Q09 vs. US$64.6 million in 1Q08) and Yanacocha (US$59.8 million in 1Q09 vs. US$81.1 million in 1Q08).

Compañia de Minas Buenaventura S.A.A.
First Quarter 2009 Results

YANACOCHA

At Yanacocha (43.65%), 1Q09 gold production was 498,917 ounces of gold, in-line with the figure reported in 1Q08 (500,377 ounces).

Net income at Yanacocha during 1Q09 was US$137.9 million, a 26% decrease when compared to the 1Q08 figure (US$186.2 million) due to a 15% decrease in net sales (US$426.7 million in 1Q09 vs. US$499.2 million in 1Q08). This decrease is explained by a 13% decline in gold ounces sold (469,953 ounces in 1Q09 vs. 539,073 ounces in 1Q08), which was 28,964 ounces less than the ounces produced due to higher gold inventories at the end of the quarter. During 1Q09, EBITDA totaled US$239.5 million, a decrease of 20% compared to 1Q08 (US$299.7 million).

Costs applicable to sales (CAS) at Yanacocha during 1Q09 were US$338/oz, 5% higher than the figure reported in 1Q08 (US$323/oz).

CAPEX for 1Q09 was US$33.3 million.

CERRO VERDE

At Cerro Verde (19.21%), 1Q09 copper production was 75,713 MT, similar to the figure reported in 1Q08.

During 1Q09, Cerro Verde reported net income of US$106.2 million, a 70% decrease when compared to the US$352.1 million reported in 1Q08, best explained by lower net sales (US$320.1 million in 1Q09 vs. US$711.4 million in 1Q08). This was due to lower copper prices (a 55% decline).

CAPEX in 1Q09 totaled US$31.9 million.

Net Income

This quarter, Buenaventura’s net income was US$100.3 million, representing US$0.39 per share, compared to a US$63.0 million net loss in 1Q08. This was explained by the following:

1.	The 43% decrease in operating income (without considering the hedge book unwinding in 1Q08).

2.	The 45% decrease in contributions from affiliates.

Project Development

UCHUCCHACUA

•	The deepening of the Carmen and Socorro mines will continue from level 3990 to level 3920. Completion is expected in 1Q10.

At the Carmen mine, the Ramp 760 is currently at level 3920 (3980 at the end of 4Q08), and will continue deepening to reach level 3850 (574m) in 1Q10.

The deepening of the Luz Shaft at the Socorro mine will continue from level 4060 to level 3990. Completion is expected for 4Q09. On March 31, 2009 the construction of ramp 626 reached level 3950 and is expected to deepen until level 3920 by the end of 2009.

Compañia de Minas Buenaventura S.A.A.
First Quarter 2009 Results

Total investment for 2009 will be US$4.7 million.

ORCOPAMPA

•	As of March 2009, the deepening of the Nazareno Shaft and Ramp 16 are at level 3230 and will continue to reach level 3170 by the end of 2009.

•	The deepening of the Prometida Shaft reached level 3315 in March 2009. Work for 2009 includes:

1.	Deepening of the shaft to reach level 3290 (50m).
2.	Raising the shaft to communicate with the surface (175m)

* * *

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly-traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa, Uchucchacua, Antapite, Julcani, Recuperada and Caraveli). Has controlling interest in two mining companies (CEDIMIN and El Brocal) as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, and 19.21% in Sociedad Minera Cerro Verde, an important Peruvian copper producer.

To request a printed version of the Company’s 2007 annual report on 20-F form contact the persons indicated on the first page of this release.

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company and Yanacocha’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañia de Minas Buenaventura S.A.A.
First Quarter 2009 Results

**Tables to follow**

APPENDIX 1

Equity Participation in
Subsidiaries and Affiliates

	BVN	Operating
	Equity %	Mines / Business
Cedimin S.A.C*	100	Shila / Paula
Consorcio Energetico de Huancavelica S.A*	100	Energy
Buenaventura Ingenieros S.A*	100	Engineering Consultant
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	45.97	Colquijirca and Marcapunta Project
Minera Yanacocha S.R.L **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.21	Cerro Verde

(*)Consolidates
(**) Equity Accounting

Compañia de Minas Buenaventura S.A.A.
First Quarter 2009 Results

APPENDIX 2

	GOLD PRODUCTION
	Three Months Ended March 31
	Orcopampa			Orcopampa Old Tailings
	2009	2008	%	2009	2008	%
Ore Milled DST	117,914	115,290	2.3%	138,625
Ore Grade OZ/ST	0.58	0.57	2.7%	0.07
Recovery Rate %	95.4%	95.5%		79.9%
Ounces Produced	65,224	62,195	4.9%	7,762

	GOLD PRODUCTION
	Three Months Ended March 31
	Antapite			Poracota
	2009	2008	%	2009	2008	%
Ore Milled DST	35,263	53,352	-33.9%	60,102	34,527	74.1%
Ore Grade OZ/ST	0.22	0.29	-25.6%	0.26	0.33	-19.5%
Recovery Rate %	94.0%	95.1%		82.4%	85.6%
Ounces Produced	7,209	14,861	-51.5%	13,097	9,697	35.1%

	SILVER PRODUCTION
	Three Months Ended March 31
	Uchucchacua			Colquijirca
	2009	2008	%	2009	2008	%
Ore Milled DST	260,903	228,884	14.0%	435,393	491,325	-11.4%
Ore Grade OZ/ST	15.00	16.70	-10.2%	3.53	3.77	-6.5%
Recovery Rate %	74.2%	72.1%		71.4%	65.6%
Ounces Produced	2,902,470	2,901,154	0.0%	1,008,701	1,216,328	-17.1%

	ZINC PRODUCTION
	Three Months Ended March 31
	Uchucchacua			Colquijirca
	2009	2008	%	2009	2008	%
Ore Milled DST	260,903	228,884	14.0%	435,393	491,325	-11.4%
Ore Grade %	1.68%	2.45%	-31.6%	5.31%	6.33%	-16.1%
Recovery Rate %	61.4%	63.2%		72.6%	74.4%
ST Produced	2,680	3,292	-18.6%	16,778	23,153	-27.5%

Compañia de Minas Buenaventura S.A.A.
First Quarter 2009 Results

APPENDIX 3

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Balance sheet
As of March, 31 2009 and December, 31 2008

	2009	2008
	US$(000)	US$(000)
Assets
Current assets
Cash, banks and time deposits	493,376	554,752
Current portion of derivative financial instruments	40,228	52,873
Trade accounts receivable, net	73,375	65,666
Other accounts receivable, net	22,279	23,040
Accounts receivable from affiliates	16,980	13,111
Inventory, net	47,311	43,472
Current portion of prepaid taxes and expenses	33,351	35,573
Embedded derivatives	2,054	-
Total current assets	728,954	788,487

Other long - term accounts receivable	1,357	1,370
Prepaid taxes and expenses	5,817	5,622
Derivative financial instruments	13,570	21,464
Investment in shares	968,531	882,947
Mining concessions and property, plant and equipment, net	255,426	247,298
Development costs, net	112,109	110,014
Deferred income tax and workers’ profit sharing asset, net	202,905	209,167
Other assets	2,266	1,929
Total assets	2,290,935	2,268,298

Liabilities and shareholders’ equity, net
Current liabilities
Trade accounts payable	36,327	35,944
Income tax payable	5,656	4,561
Other current liabilities	79,165	64,817
Embedded derivatives for contentrates sales	-	9,953
Current portion of long - term debt	98,190	98,190
Total current liabilities	219,338	213,465

Other long term liabilities	91,884	96,736
Long term debt	204,559	229,105
Total liabilities	515,781	539,306

Shareholders’ equity net

Capital stock, net of treasury shares of US$62,622,000 in the year 2009 y 2008	750,540	750,540
Investments shares, net of treasury shares of US$142,000 in the year 2009 y 2008	2,019	2,019
Additional paid-in capital	225,978	225,978
Legal reserve	53,007	53,007
Other reserves	269	269
Retained earnings	612,784	517,583
Cumulative translation loss	(34,075)	(34,075)
Cumulative unrealized gains on derivative financial instruments, net	11,013	16,162
value	163	118
	1,621,698	1,531,601
Minority interest	153,456	197,391
Total shareholders’ equity, net	1,775,154	1,728,992

Total liabilities and shareholders’ equity, net	2,290,935	2,268,298

Compañia de Minas Buenaventura S.A.A.
First Quarter 2009 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of income
For the three month period ended March 31, 2009 and March 31, 2008

	For the three month period ended March, 31
	2009	2008
	US$(000)	US$(000)
Operating income
Net sales	163,105	212,000
Royalty income	13,866	14,258
Total income	176,971	226,258

Operating costs
Cost of sales, excluding depreciation and amortization	56,940	49,109
Exploration in units in operation	11,964	11,315
Depreciation and amortization	17,947	12,678
Total operating costs	86,851	73,102
Gross income	90,120	153,156

Operating expenses
Administrative	16,707	27,546
Exploration in non-operating areas	7,243	11,401
Royalties	5,193	6,921
Sales	1,968	4,541
Total operating expenses	31,111	50,409

Operating income before unusual item	59,009	102,747

Net loss on release of commitment related to commercial contracts	-	(415,135)

Operating income (loss) after unusual item	59,009	(312,388)

Other income (expenses), net
Share in affiliated companies, net	79,907	145,722
Interest income	1,481	2,199
Interest expense	(4,843)	(6,523)
Gain (loss) on currency exchange difference	(530)	8,978
Other, net	1,651	611
Total other income (loss), net	77,666	150,987

Income before workers’ profit sharing, income tax and minority interest	136,675	(161,401)

Provision for workers’ profit sharing, net	(5,076)	25,370
Provision for income tax, net	(22,062)	100,747
	109,537	(35,284)
Net income attributable to minority interest	(9,247)	(27,684)

Net income (loss) attributable to Buenaventura	100,290	(62,968)

Net income per basic and diluted share, stated in U.S. dollars.	0.39	(0.25)

Weighted average number of shares outstanding (in units)	254,442,328	254,442,328

Compañia de Minas Buenaventura S.A.A.
First Quarter 2009 Results

Compañía de Minas Buenaventura S.A.A. and subsidiaries
Consolidated Statements of cash flows
For the three month period ended March 31, 2009 and March 31, 2008

	For the three month period ended March, 31
	2009	2008
	US$(000)	US$(000)
Operating activities
Proceeds from sales	144,530	178,062
Royalties received	9,082	11,598
Interest received	1,987	3,314
Value Added Tax recovered	6,467	-
Payment for release of commitment related to commercial contracts	-	(517,143)
Payments to suppliers and third parties	(61,106)	(57,778)
Payments to employees	(34,095)	(42,274)
Payments for exploration activities	(17,719)	(18,853)
Payment of royalties	(8,035)	(10,229)
Income tax paid	(7,206)	(23,833)
Payments of interest	(3,966)	(3,216)
Net cash and cash equivalents provided by (used in) operating activities	29,939	(480,352)

Investment activities
Increase in time deposit	(3,527)	(46,340)
Collections from sales of equipment	180	95
Additions to mining concessions, property, plant and equipment	(18,223)	(9,849)
Disbursements for development activities	(11,152)	(5,140)
Acquisition of investments in shares	(34,914)	-
Other investment activities	(2,661)	(447)
Net cash and cash equivalents used in invesment activities	(70,297)	(61,681)

Financing activities
Proceeds from bank loans	-	510,000
Payments of bank loans	-	(60,000)
Payments of long-term debt	(24,545)	(532)
Net cash and cash equivalents provided by (used in) financing activities	(24,545)	449,468

Decrease in cash and cash equivalents during the period, net	(64,903)	(92,565)
Cash and cash equivalents at beginning of period	532,027	302,864

Cash and cash equivalents at period-end	467,124	210,299

Compañia de Minas Buenaventura S.A.A.
First Quarter 2009 Results

Reconciliation of net income (loss) to cash and cash equivalents provided by (used
in) operating activities

	For the three month period ended March, 31
	2009	2008
	US$(000)	US$(000)

Net income (loss)	100,290	(62,968)
Add (less)
Share in affiliated companies, net of dividends received in cash	(79,907)	(145,722)
Minority interest	9,247	27,684
Depreciation and amortization	17,947	12,678
Deferred income tax and workers' profit sharing benefit	13,576	(147,390)
Long term officers’ compensation *	6,423	13,608
Accretion expense of the provision for closure of mining units	1,313	956
Loss (gain) on currency exchange differences	530	(8,978)
Embedded derivatives related to sales of contentrates	(7,333)	-
Allowance for doubtful trade accounts receivable	-	5,372
Collections from sales of equipment	(180)	(95)
Net cost of equipment sold	128	56
Income from release of commitment related to commercial contracts	-	(102,008)
Increase (decrease) of allowance for impairment of inventories	(320)	(16)
Others	(4,019)	486

Net changes in operating assets and liabilities accounts

Decrease (increase) of operating assets
Trade accounts receivable	(7,709)	(21,889)
Other accounts receivable	(987)	1,124
Accounts receivable from affiliates	(4,784)	(3,107)
Inventory	(3,839)	(6,547)
Prepaid taxes and expenses	1,881	(7,953)

Increase (decrease) of operating liabilities
Trade accounts payable	333	3,566
Income tax payable	1,095	(8,935)
Other liabilities	(13,746)	(30,274)

Net cash and cash equivalents provided by (used in) operating activities	29,939	(480,352)

(*) This provision corresponds to a long term compensation (10 year program) granted to the Company to certain officers

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: April 29, 2009